FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY CNPJ/MF

Nº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição ( “GPA”), in accordance with Law nº 6,404/76 and CVM Instruction nº 358/02, informs its shareholders and the market in general that, on this date, in a meeting of the Board of the Directors of GPA, it was presented to the consideration of the Board of Directors by recommendation of its final controlling shareholder, Casino Guichard-Perrachon (“Casino”), a potential transaction which will result in the simplification of the structure of Casino in Latin America.

The proposed transaction, which has the support of GPA’s executive officers, involves: (i) the launch of an all-cash tender offer by GPA to acquire up to all of the shares of Almacenes Éxito S.A., a publicly-held company located in Colombia (“Éxito”); (ii) the acquisition by Casino of all the controlling shares issued by GPA currently held indirectly by Éxito for a fair price; and (iii) the migration of GPA to Novo Mercado, trading segment with the highest level of corporate governance of B3, with the conversion of all the preferred shares issued by GPA in common shares at a 1:1 ratio.

The price to be offered by GPA for the shares of Éxito will be examined by a special independent committee formed and which deliberates pursuant to CVM Opinion nº 35 (“Special Committee”), in accordance with the Related Party Transactions Policy of GPA. Notwithstanding the duty of the Special Committee to examine the price of proposed potential transaction, the executive officers offered an indication that   the adequate price to be considered for each Éxito share should be  within the range between 16,000 and 18,000 Colombian pesos (which, on this date, is equivalent to between R$19.31 and R$21.72).

The Board of Directors believes that such transaction will bring benefits to GPA, with the simplification of the Latin American structure and a significant improvement in governance. Also, the Board of Directors expects that the transaction enables GPA to considerably increase its base of potential investors.

Therefore, the Board of Directors decided to support the transaction under the proposed terms and approved the formation of the Special Committee with 3 independent members: (i) Eleazar de Carvalho Filho; (ii) Luiz Augusto de Castro Neves; and (iii) Luís Nelson Guedes de Carvalho, to examine such potential transaction. The Special Committee will appoint legal and financial advisors to assist it on this task.

GPA will keep the market and its shareholders informed about the existence of new relevant facts related to this matter.

São Paulo, June 26, 2019.

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 26, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.